Zarlink Takes Proactive Measures to Secure Wafer Supply for Customers

OTTAWA, CANADA, January 28, 2009 – Zarlink Semiconductor Inc. (TSX:ZL) today assured its customers that it has taken proactive measures to protect wafer supply and quality, following MHS Electronics UK Limited’s advice that it is likely to cease wafer supply to Zarlink from the analog foundry in Swindon, UK.

MHS Electronics UK Ltd. advised this week that it will likely be ceasing wafer supply to Zarlink from its Swindon analog foundry. As part of a managed transition, likely complete by mid-2009, Zarlink will receive necessary wafer inventory from MHS Electronics to facilitate transfer of production to alternative foundries. Zarlink has agreements in place with its other foundry partners to provide continuity of wafer supply, and is working with MHS Electronics to transfer processes where appropriate.

“Zarlink has taken proactive measures so that business will continue as normal,” said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. “We are working closely with MHS Electronics to maintain a high-quality wafer supply and a seamless transfer of processes to our foundry partners, and foresee no issues in meeting current and long-term demands of our customers.”

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and anticipated economic slow down, may increase our operating costs or reduce our revenue; thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; the impact of the current economic crisis on our suppliers and customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com